No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Regarding Media Reports concerning Honda’s Business Performance

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 8, 2026

[Translation]

May 8, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd.
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Sumihiro Takahashi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Regarding Media Reports concerning Honda’s Business Performance

It was reported in the Nikkei online edition on May 8, 2026, that Honda’s consolidated operating loss for the fiscal year ending March 31, 2026 would be approximately in the range of 400.0 billion yen. However, our company has not made any announcement concerning this matter.

Honda’s consolidated operating loss for the fiscal year ending March 31, 2026 is expected to fall within the range of the full-year consolidated earnings forecast announced on March 12, 2026, due to factors such as losses associated with the reassessment of automobile electrification strategy. However, it is currently under confirmation and is scheduled to be announced on May 14, 2026.

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